

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 8, 2007

Via Facsimile (201) 556-0097 and U.S. Mail

Andrew Dakos
Full Value Partners L.P.
Park 80 West
Plaza Two, Suite 750
Saddle Brook, NJ 07663

> **Re: Wilshire Enterprises, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 6, 2007 by Full Value Partners L.P.**
> **File No. 001-04673**

Dear Mr. Dakos:

We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Schedule 14A

1. Please fill in the blanks in your document and number your pages.

Cover page

2. Please revise the cover page of your proxy statement and the form of proxy to clearly mark each as "Preliminary Copy." Refer to Rule 14a-6(e)(1).

3. We note you refer security holders to information that you are required to provide and will be contained in the company's proxy statement for the annual meeting. We

presume that you are relying upon Rule 14a-5(c) to refer to this information; if so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Revocation of Proxies

4.   Please clarify that proxies and revocations may also be delivered to the company. In addition, explain in your disclosure why you are requesting security holders to deliver proxies or revocations to you.

Information Concerning the Soliciting Shareholder

5.   Please revise to include all participants as "soliciting shareholders." Refer to the definition of participant in Instruction 3 to Item 4 of Schedule 14A.

Reasons for the Solicitation

6.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support for the disclosure in the each of the first two sentences in this paragraph.

Proposal 2; Proposal 3

7.   We note your recommendation to security holders to vote for the ratification of the independent auditors and for your proposal that the company put itself up for auction. Please revise the proxy statement to disclose any potential effects of each proposal, both positive and negative, on existing security holders of the company.

8.   With respect to Proposal 3, please expand your description of the proposal and describe your reasons for making the proposal.

Participants

9.   Please revise your disclosure to remove the uncertainty from the first sentence created by your use of the phrase "may be deemed." Note that each persons included in this section as well as your nominees **are** participants in the solicitation and must be included, along with the relevant required disclosure, in

this section. Refer to Instruction 3 to Item 4 of Schedule 14A.

10.   Please revise the last paragraph in this section to include the information required by Item 5(b)(1)(vi) and (vii) of Schedule 14A. In addition, provide the information required by Item 5(b)(1)(i) of Schedule 14A for Mr. Brog.

Form of Proxy

11.   Please tell us your basis for including the acknowledgment of receipt of the proxy statement and revocation of prior proxies included in the penultimate sentence of the last paragraph of your form of proxy.

Closing Comments

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions